Exhibit 1

PRESS RELEASE

Gentium Reports First Quarter Financial Results

•	The Company was cash flow positive at the end of the first quarter and expects to remain cash flows positive/neutral throughout 2010

•	Revenues in line with year-end forecast

•	Net loss decreased to EUR 0.03 million compared to EUR 2.97 million for the same period in 2009

VILLA GUARDIA (COMO), Italy, May 26, 2010 (BUSINESS WIRE) — Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today reported financial results for the quarter ended March 31, 2010.  The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company's financial statements are prepared using the Euro as its functional currency. On March 31, 2010, EUR 1.00 = $1.3479.

“The financial results of the first quarter of 2010 are in line with our previously announced year-end forecast. Net loss decreased from EUR 2.97 million for the three-month period ended March 31, 2009 to EUR 0.03 million for the same period in 2010,” stated Salvatore Calabrese, Senior Vice-President, Finance of Gentium S.p.A. “The Company was cash flow positive, despite the one-time restructuring charges of EUR 0.95 million during the quarter.”

“The demand for Defibrotide through our named-patient and cost recovery programs continues to support the need to treat and prevent veno-occlusive disease,” stated Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A. “We remain focused on completing certain preclinical and clinical studies requested by the regulatory authorities so that we can file our new drug application (NDA) for Defibrotide by the end of the second quarter 2011.”

Financial Highlights

For the first quarter ended March 31, 2010 compared with the prior year's first quarter:

•
Total revenues were EUR 4.99 million, compared with EUR 1.01 million. Product sales for the three-month period ended March 31, 2010 were EUR 3.92 million compared to EUR 0.97 million for the same period in 2009. As of March 31, 2010, Defibrotide net sales through named-patient and cost recovery programs amounted to EUR 2.61 million, or 67% of total product sales; there were no sales of Defibrotide during same period of the prior year. As of March 31, 2010, sales of the Company’s active pharmaceutical ingredients (API) amounted to 1.31 million, or 33% of total product sales, compared to EUR 0.97 million for the same period in 2009.

•	Operating costs and expenses, which include restructuring charges of EUR 0.95 million, were EUR 5.10 million, compared with EUR 4.16 million.

•	Research and development expenses, which are included in operating costs and expenses, were EUR 1.41 million, compared with EUR 1.45 million.

•	Operating loss was EUR 0.11 million, compared with EUR 3.14 million.

•	Net loss was EUR 0.03 million, compared with EUR 2.97 million.

•	Basic and diluted net loss per share was EUR 0.002, compared with EUR 0.20 per share.

Cash and cash equivalents were EUR 5.80 million and EUR 1.39 million as of March 31, 2010 and December 31, 2009, respectively. In February 2010, the Company received an initial payment of EUR 5.11 million ($7.0 million) from Sigma-Tau in connection with amending the existing license and supply agreement to include the commercialization of the prevention of Defibrotide in North America, Central America and South America.

Operating Results

Product sales for the three-month period ended March 31, 2010 were EUR 3.92 million compared to EUR 0.97 million for the same period in 2009, an increase of EUR 2.95 million. The increase was primarily due to the distribution of Defibrotide through the named-patient and cost recovery programs which were initiated in April 2009 and October 2009, respectively. For the three-month period ended March 31, 2010, named-patient and cost recovery programs sales amounted to EUR 2.61 million, which are net of EUR 0.39 million in service fees.

API revenues increased to EUR 1.31 million for the three-month period ended March 31, 2010 from EUR 0.97 million for the same period in 2009, reflecting the increase in volume of sales for suglicotide and urokinase.

Sales to a related party, Sirton, for the three-month period ended March 31, 2010 and 2009 represented 0% and 20% of the total product sales, respectively. The decrease in sales to a related party was due to the fact that beginning in the second quarter of 2009, the Company terminated the supply agreement with Sirton and entered into direct sales agreements with Sirton’s customers in order to mitigate the risk associated with Sirton’s poor financial condition.

Other revenues were EUR 1.07 million for the three-month-period ended March 31, 2010 compared to EUR 0.04 million for the same period in 2009. Fluctuation versus the prior period is primarily attributable to an increase in activities that were reimbursed from Sigma-Tau under a cost sharing arrangement with the Company, which amounted to EUR 0.18 million and EUR 0.04 million as of March 31, 2010 and 2009, respectively, and a ratable recognition of EUR 0.85 million ($1.17 million) of the EUR 5.11 million ($7.0 million) up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company. The up-front payment is being recognized ratably through the second quarter of 2011, which is when the Company expects to file an NDA for Defibrotide.

Cost of goods sold was EUR 0.97 million for the three-month period ended March 31, 2010 compared to EUR 0.76 million for the same period in 2009. Cost of goods sold as a percentage of product sales was 25% for the three-month period ended March 31, 2010 compared to 78% for the same period in 2009. The percentage decrease is primarily due to higher margins on Defibrotide sold through the named-patient and cost recovery programs.

The Company incurred research and development expenses of EUR 1.41 million for the three-month period ended March 31, 2010 compared to EUR 1.45 million for the same period in 2009. Research and development expenses were primarily for the development of Defibrotide to treat and prevent VOD. The slight decrease from the comparable period in 2009 was primarily due to completion of clinical trials.

General and administrative expenses were EUR 1.39 million for the three-month period ended March 31, 2010 compared to EUR 1.63 million for the same period in 2009. The decrease was primarily due to a release of a reserve for doubtful accounts in the amount of EUR 0.09 million, lower payroll costs and a decrease in stock-based compensation expenses.

Corporate restructuring charges resulting from a strategic decision to close the Company’s New York office amounted to EUR 0.95 million for the three-month period ended March 31, 2010.

Net loss was EUR 0.03 million for the three-month period ended March 31, 2010 compared to EUR 2.97 million for the same period in 2009. The difference was primarily due to increased net sales and higher margins associated with the named-patient and cost recovery programs, increase in other income and revenues (including the ratable recognition as revenue of a portion of the up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company), decrease in general and administrative expenses offset by the Company’s one-time restructuring charges.

The Company ended the first quarter of 2010 with EUR 5.80 million in cash and cash equivalents, compared with cash and cash equivalents of EUR 1.39 million as of December 31, 2009. The increase was mainly due to the upfront payment of EUR 5.11 million ($7.0 million) received from Sigma-Tau in connection with the amendment of the existing license and supply agreement, revenues generated from named patient and cost recovery programs, and deferment of the payment of principal debt outstanding, offset by  a partial payment of the one-time restructuring charges of EUR 0.86 million ($1.14 million) for restructuring charges related to the closure of New York office and payment of outstanding payables from the prior year.  For the three-month period ended March 31, 2010, the Company also benefited from a tax credit EUR 0.76 million utilized to offset the payment of an equivalent amount of social security and withholding tax and utilization of a 2009 VAT credit of EUR 0.17 million.

About VOD

Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplant (SCT) can damage the lining cells of hepatic blood vessels and so result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. There is currently no approved agent for the treatment or prevention of VOD in the US or the EU.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to any financial forecast or the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Salvatore Calabrese, +39 031-385-287
Senior Vice-President, Finance
scalabrese@gentium.it

or

The Trout Group
Marcy Nanus, +1 646-378-2927
mnanus@troutgroup.com

(Tables to follow)

Balance Sheets
(Amounts in thousands, except share and per share data)

		December, 31		March 31,
		2009		2010
				(unaudited)
ASSETS
Cash and cash equivalents	EUR	1,392	EUR	5,798
Accounts receivable		3,213		3,467
Accounts receivable from related parties, net		501		415
Inventories, net		1,551		1,362
Prepaid expenses and other current assets		1,431		690
Total Current Assets		8,088		11,732

Property, manufacturing facility and equipment, at cost		21,262		21,263
Less: Accumulated depreciation		11,545		11,866
Property, manufacturing facility and equipment, net		9,717		9,397

Intangible assets, net of amortization		76		71
Available for sale securities		263		263
Other non-current assets		23		23
Total Assets	EUR	18,167	EUR	21,486

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	EUR	4,379	EUR	3,887
Accounts payables to related parties		286		139
Accrued expenses and other current liabilities		1,907		1,452
Deferred revenues		-		3,409
Current portion of capital lease obligations		67		68
Current maturities of long-term debt		408		782
Total Current Liabilities		7,047		9,737

Long-term debt, net of current maturities		3,098		2,724
Capital lease obligation		91		74
Deferred revenues		-		852
Termination indemnities		601		523
Total Liabilities		10,837		13,910

Share capital (no par value as of December 31, 2009 and March 31, 2010; 18,302,617 shares authorized as of December 31, 2009 and March 31 2010; 14,956,317 shares issued and outstanding at December 31, 2009 and March 31, 2010)		106,962		107,242
Accumulated deficit		(99,632)		(99,666)
Total Shareholders' Equity		7,330		7,576
Total Liabilities and Shareholders’ Equity	EUR	18,167	EUR	21,486

GENTIUM S.p.A.
Statements of Operations
(Unaudited, amounts in thousands except share and per share data)

	For the Three Months Ended March 31,
		2009		2010
Revenues:
Product sales to related party	EUR	195	EUR	-
Product sales to third parties		777		3,916
Total product sales		972		3,916
Other revenues		1		38
Other revenues from related party		41		1,033
Total Revenues		1,014		4,987

Operating costs and expenses:
Cost of goods sold		756		965
Research and development		1,446		1,414
General and administrative		1,628		1,391
Restructuring charges		-		953
Depreciation and amortization		256		308
Charges from related parties		70		67
		4,156		5,098
Operating loss		(3,142)		(111)

Foreign currency exchange gain, net		209		100
Interest income (expense), net		(32)		(23)
Loss before income tax expenses		(2,965)		(34)

Income tax expense		-		-
Net loss	EUR	(2,965)	EUR	(34)

Shares used in computing net loss per share, basic and diluted		14,956,317	EUR	14,956,317

Net loss per share:
Basic and diluted net loss per share	EUR	(0.20)	EUR	(0.002)

GENTIUM S.p.A.
Statements of Cash Flows
(Unaudited, amounts in thousands except share and share per data)

	For the Three Months Ended March 31,
		2009		2010
Cash Flows From Operating Activities:
Net loss	EUR	(2,965)	EUR	(34)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Write-down of inventory		78		-
Unrealized foreign exchange loss/(gain)		(199)		7
Depreciation and amortization		323		327
Stock based compensation		393		280
Loss on fixed asset disposal		-		6
Allowance/(release) for doubtful accounts		(121)		(93)
Deferred revenues		-		4,261
Changes in operating assets and liabilities:
Accounts receivable		172		(433)
Inventories		(225)		189
Prepaid expenses and other current and noncurrent assets		367		741
Accounts payable and accrued expenses		(692)		(741)
Termination indemnities		(2)		(78)
Net cash used in operating activities		(2,871)		4,432

Cash Flows From Investing Activities
Capital expenditures		(40)		(8)
Acquisition of Crinos Assets		(4,000)		-
Net cash provided by (used in) investing activities		(4,040)		(8)

Cash Flows From Financing Activities:
Repayment of long-term debt		(208)		-
Principal payment of capital lease obligation		(15)		(16)
Net cash used in financing activities		(223)		(16)

Increase/(Decrease) in cash and cash equivalents		(7,134)		4,408
Effect of exchange rate on cash and cash equivalents		266		(2)
Cash and cash equivalents, beginning of period		11,491		1,392
Cash and cash equivalents, end of period	EUR	4,623	EUR	5,798